PETERSON URANIUM PROJECT
Converse County, Wyoming
USA

43-101
MINERAL RESOURCE REPORT

PREPARED FOR:
ENERGY METALS CORPORATION

PREPARED BY:

Douglas Beahm, PE, PG
Principal Engineer
BRS INC.

June 27, 2006

TABLE OF CONTENTS

List of Figures

SECTION 3 SUMMARY

The following report was prepared by BRS Inc. a Professional Engineering and Natural Resource Corporation duly licensed in the State of Wyoming, USA. The report addresses the geology, uranium mineralization and in-place mineral resources of the mineral holdings of Energy Metals Corporation (EMC) located in Sections 19 and 30, Township 34 North, Range 72 West, Sections 14, 23, 25-27, and 34-36, Township 34 North, Range 73 West and Sections 1 and 2, Township 33 North, Range 73 West. Approximate Latitude 40° 35’ North and Longitude 105° 52’ West. The property being referred to as the Peterson Uranium Project is located in Converse County Wyoming approximately 36 air miles east of Casper, Wyoming (refer to Figure 1, Location Map) and consists of 139 unpatented mining lode claims and one State lease area, comprising some 3,269 acres.

This report is a summary of mineral resources. Although historical metallurgical reports and mineral reserve estimates are available for this property that indicate the property is amenable to insitu mining, that level of study is beyond the current scope of this report. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Peterson Uranium Project was extensively explored during the 1970’s through the early 1980’s with the principal exploratory work and drilling completed by Nuclear Assurance Company (NAC) on behalf of Arizona Public Service Company (APS) and Malapai Resource Company. The data utilized in this report consists of drill logs generally containing gamma, resistivity, and spontaneous potential, from 1,671 rotary drill holes (1,458 on EMC’s current holdings) and 29 diamond core holes. Mineral resource estimates are based on radiometric equivalent uranium grade as measured by the geophysical logs and correlated with chemical assay data from core drilling.

The host formation for known mineralization at the site is the “B”, “C”, and “D” sands of the Paleocene Fort Union Formation. Locally the Fort Union is a medium to coarse grained arkosic sandstone with local conglomeritic zones grading upward to thinner interbedded sandstones, siltstones, mudstone, carbonaceous shales, and coals.

Uranium mineralization at the Peterson Uranium Project is typical of the Wyoming Sandstone Roll-Front mineralization. Historical drilling on the lands currently held by EMC defines the mineralized trend within the three sand units in the upper Fort Union. Drilling in these areas is of sufficient density to classify the mineralization present as measured or indicated mineral resources depending on continuity of the specific mineralized zone.

Recommendations for the continuing exploration and development of this mineralization include:

1. Confirm previous metallurgical studies and investigations including the collection of additional core samples for testing.

2. Confirm previous hydrological investigation and studies including verification of pump test data and determination of current ground water levels and quality.
3. Complete a mineral reserve and economic feasibility study including preparation of a 43-101 compliant mineral reserve report.
4. For future assessments of mineral reserves additional data relative to radiometric equilibrium should be developed and equilibrium be evaluated for each mineralized zone rather than for the mineralization as a whole.
5. Historic data from the L claims should be obtained if possible. In the event such data is not available the area should be evaluated by drilling.
6. Determine the potential for developing the property as a satellite operation feeding existing facilities in the area and/or consolidating this property with other properties in the vicinity to support the capital investment of a new central processing facility.

No economic evaluation of the mineralization described herein was completed. Thus, the estimate that follows is solely a mineral resource estimate. Previous estimates assumed mining by ISL methods and estimated the average grade of the mineralization to range from 0.061 %eU3O8 to 0.118 %eU3O8 depending upon thickness and grade cutoff criteria.

Historical mineral resource estimates for the Peterson Uranium Project have been released by Energy Metals Corporation. Refer to energy Metals Corporation News Release 18 dated Tuesday August 5, 2005.

The current mineral resource estimate follows:

Measured and Indicated Mineral Resources:

CIM Category	**GT** Minimum	**Pounds** U_3O_8	**Average Grade** % U_3O_8	**Tons**
	0.10	2,140,441	0.074	1,448,148
Measured Mineral Resource	0.25	1,576,337	0.088	895,560
	0.50	1,017,656	0.107	475,836
	0.10	412,793	0.074	277,838
Indicated Mineral Resource	0.25	261,864	0.119	109,995
	0.50	132,043	0.193	34,278
	0.1	2,553,234	0.074	1,725,986
Measured & Indicated Mineral Resource	0.25	1,838,201	0.091	1,005,555
	0.5	1,149,699	0.113	510,114

SECTION 4 INTRODUCTION AND TERMS OF REFERENCE

This report was prepared by BRS Inc. for EMC to address the geology, uranium mineralization and in-place mineral resources within EMC's mineral holdings known as the Peterson Uranium Project. The Peterson Uranium Project was extensively explored during the 1970's through the early 1980's with the principal exploratory work and drilling completed by Nuclear Assurance Company on behalf of Arizona Public Service Company (APS) and Malapai Resource Company.

The data utilized as the basis of this evaluation and in the preparation of this report was acquired by EMC from Cogema Mining, a subsidiary of Areva Group. No additional drilling was completed on the property. The data utilized in this report consists of drill logs generally containing gamma, resistivity, and spontaneous potential, from 1,671 rotary drill holes (1,458 on EMC's current holdings) and 29 diamond core holes.

The author is a Professional Geologist licensed in Wyoming and Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon and a Registered Member of the US Society of Mining Engineers (SME). The author is experienced with uranium exploration and development and uranium mining including past employment with the Homestake Mining Company, Union Carbide Mining and Metals Division, and AGIP Mining USA. As a consultant and principal engineer of BRS Inc., the author has provided geological and engineer services relative to the development of mining permits for ISL operations in the Gas Hills and Powder River Basin. This experience spans a period of over thirty years dating back to 1974.

The author visited the site in the past while working as a consultant to a previous mineral owner and is familiar with the physiography and local geology of the area. On June 26, 2006, the author conducted field work on the site, inventorying existing wells and verifying current water levels. The principal well for the proposed ISL test site, OW9, was intact, however, other wells in the immediate vicinity had been plugged and abandoned. The current water level in OW9 was 127.6 feet below the ground surface. Past water level measurements from The Wyoming State Engineer's Office (SEO) include 125 feet measured on August 16, 1979 and 125.9 feet measured on July 7, 1988. Thus, water levels have remained essentially unchanged since the well was originally installed on the property.

SECTION 5 RELIANCE ON OTHER EXPERTS

The author has relied on the accuracy of the historical data as itemized in Section 4 and various project reports as referenced in Section 23 of this report.

The location of the unpatented mining lode claims, shown of Figures 2 & 3, which form the basis of the mineral holdings, was provided by EMC and was relied upon as defining the mineral holdings of EMC in the development of this report.

SECTION 6 PROPERTY DESCRIPTION AND LOCATION

The Peterson Uranium Project is located in Sections 19 and 30, Township 34 North, Range 72 West, Sections 14, 23, 25-27, and 34-36, Township 34 North, Range 73 West and Sections 1 and 2, Township 33 North, Range 73 West approximately 36 air miles east of Casper, Wyoming (refer to Figure 1, Peterson Uranium Project Location Map). Approximate Latitude 40° 35' North and Longitude 105° 52' West

The Peterson Uranium Project Claim Maps, Figures 2 & 3, were provided by EMC and represent the approximate location of unpatented mining lode claims held by EMC. The mining claims are unpatented mining lode claims and along with one state lease, in total comprise some 3,269 acres. The land surface consists of both private and state lands. EMC controls three claim blocks referred to as PAR claims, L claims, and GL claims, and a State of Wyoming lease as follows:

Property	Township	Range	Section(s)	No. Claims	~ Acreage
PAR	34N	73W	29, 30, 31, 32	89	1,745
GL	34N	72W	19, 30	38	661
L	34N	73W	14, 23	12	219
Section 36	34N	73W	36	NA	644
TOTAL					3,269

The claims were located by EMC and are not known to have any encumbrances or royalties. The claims will remain the property of EMC provided they adhere to required filing and annual payment requirements with Converse County and the Bureau of Land Management (BLM). Legal surveys of unpatented claims are not required and to the author's knowledge have not been completed. In addition to these mineral holdings EMC has filed the following Notices of Intent to Locate (NOITLs):

- WYW 172907 – T34N, R73W, Section 24, N ½ SE ¼
- WYW 173072 – T34N, R73W, Section 25, SW ¼, Section 26 N ½ SE ¼, Section 35 S ½, SW ¼

There are no pre-existing mining and/or mineral processing facilities or related wastes on the property. In order to conduct exploratory drilling of the property, the operator will be required to obtain permits (License to Explore) from the State of Wyoming Department of Environmental Quality. Land Quality Division, (WDEQ/LQD) and mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the WDEQ/LQD. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission (USNRC). To the author's knowledge, there are no current environmental permits for the project area. However, according to a November 1, 1985 report by the Malapai Resources Company, the project at that time held a WDEQ/LQD permit for a research and development (R&D) operation and an USNRC source Materials License. To the author's knowledge, the R&D pilot was not constructed or operated.

SECTION 7

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Peterson Uranium Project is located within the Wyoming Basin physiographic province in the south portion of the Powder River Basin. The site is near the Deep Basinal Axis. Regional structural features also include the Laramie Mountains to the south, Casper Arch to the west, and the Black Hills and Hartville Uplift to the east.

The site is located at approximately Latitude 40° 35’ North and Longitude 105° 52’ West in the southern end of the Powder River Basin and within the drainage basin of the North Platte River which lies approximately 1 mile south of the project. The area is a low lying plain, roughly 5,000 feet in elevation. Vegetation is characteristically sagebrush and grassland. Historically the land has been used for livestock grazing. PRI’s Highland Uranium ISL operation is located approximately 14 miles to the northwest. Teton Minerals conducted an ISL pilot operation at the Leuenberger Project approximately 4 miles to the west. Conventional mining was conducted in the Box Creek District less than 10 miles north of the project.

The site is accessible via 2-wheel drive via two different routes. From Casper take I-25 east and at Glenrock turn north onto Highway 95 and continue to the junction of Highway 95 and 93. At this junction turn right onto Highway 93 and travel southeast ~6 miles to the site. Alternatively, from Douglas take Highway 93 northwest ~10 miles.

SECTION 8 HISTORY

Peterson, et al, conducted the initial exploration and drilling program on the property. Arizona Public Service Company (APS) acquired an option on the property in 1978 and retained the Nuclear Assurance Company (NAC) to conduct drilling and feasibility studies on the property. The feasibility report was completed in 1979. Additional development drilling was completed by Malapai Resources in performance of annual claim assessment work at least through 1986. Of the total drilling completed in the vicinity data from 1,671 rotary drill holes and 29 diamond core holes were available for this study. From this database 1,458 rotary drill holes and the 29 diamond core holes are located within EMC's current mineral holding. The mineral resource estimate contained herein was based on 786 mineralized holes of which 645 contained mineralization in excess of the minimum GT cutoff.

Drill hole locations are shown on Figures 2 and 3, Peterson Uranium Project Drill Holes PAR Claims, and Peterson Uranium Project Drill Holes L and GL Claims, respectively. The drill maps show the collar locations. All drilling was vertical. Downhole drift was surveyed in conjunction with geophysical logging. Review of the reported drifts showed the downhole drift to be random and generally less than five feet. This is typical and does not effect the mineral resource evaluation. Drill hole maps were created from original drill hole location listings, digitally rectified to state plane coordinates and then compared to historic drill maps for accuracy.

Historic mineral resource estimates by Malapai Resources Company were based on a 4 foot of 0.03 %eU3O8 or a GT of 0.12 and are comparable to the current estimate.

SECTION 9 GEOLOGICAL SETTING

Surfical geology is shown on Figure 4, Peterson Uranium Project Geology. The following figures display the mineralization in cross sectional and plan view.

Figure 4	Peterson Ranch Geologic Map
Figure 6	Cross Section GL Claims A'A'
Figure 7	Cross Section PAR Claims B-B'
Figure 8	Cross Section PAR Claims C-C'
Figure 9	Cross Section PAR Claims D-D'
Figure 10	PAR Ore Trends
Figure 11	GL Ore Trends

Uranium mineral resources within and adjacent to the project are found in the upper portions of the Paleocene Fort Union Formation. The Fort Union Formation is a fluvial sedimentary stratigraphic unit consisting of fine to coarse grained arkosic sandstone which is interbedded with siltstone, mudstone, and carbonaceous material. The coals mined in the Powder River Basin are also in the Fort Union Formation and are being mined some 20 miles to the west at the Glenrock Coal Mine and at numerous mines 40 miles or more north of the project. The Fort Union formation overlies the Cretaceous Lance Formation, a dominantly marine sedimentary formation. Regionally the Fort Union is overlain by the Tertiary Wasatch Formation, however, within the project area the Wasatch is not present and the Fort Union or younger Quaternary alluvial deposits are exposed at the surface (refer to Figure 4).

Locally, Malapai (APS) designated the host sandstone units beginning with the shallowest as the "B", "C", and "D" sands. The thickness of these dominantly sandstone units vary from twenty to forty feet and they are separated by approximately 30 foot thick mudstone units that confine the sandstones. Mineralization defined by drilling ranges in depth from approximately 140 to 300 feet. The formation dips slightly basinward in place less than 1 degree but averaging 2-3 degrees.

The Malapai terminology was observed in the preparation of this report for consistency.

SECTION 10 DEPOSIT TYPES

Uranium mineralization at the Peterson Uranium Project is typical of the Wyoming Sandstone Roll-Front mineralization as described by Ganger and Warren (1979), Rackley and others (1972), and Davis (1969). Davis describes known uranium mineralization in the Powder River Basin as being "usually multiple 'C'-shaped rolls distorted by variations in the gross lithology. The individual rolls range in thickness from two to 20 feet and may be several thousand feet in length."

Figure 5 is a schematic of a typical roll front based on interpreted drill data from the project.

SECTION 11 MINERALIZATION

Please note the following terminology is used in this report:

1. GT is the grade thickness product.
2. Grade is expressed as weight percent.
3. eU3O8 means radiometric equivalent U3O8.

EMC's mineral holdings include portions of Sections 19 and 30, Township 34 North, Range 72 West, Sections 14, 23, 25-27, and 34-36, Township 34 North, Range 73 West and Sections 1 and 2, Township 33 North, Range 73 West. Drill data from 1,731 drill holes is available. Of the total drilling completed in the vicinity, 1,458 rotary drill holes and 29 diamond core holes are located within EMC's current mineral holding. The mineral resource estimate contained herein was based on 786 mineralized holes of which 645 contained mineralization in excess of the minimum GT cutoff. A description of the basic parameters of the mineralization follows.

Mineralization Thickness

Mineralized thickness ranges from 1 foot to over 20 feet with an average thickness of mineralization, above 0.02% eU3O8, of approximately 8 feet.

Grade

Grade based on radiometric equivalent weight percent U3O8, eU3O8, ranges from 0.02 to 1.039 %eU3O8. Average grade is dependent upon cutoff assumptions. Mineral resource estimates, discussed in Section 19 of this report, were completed by contouring the Grade Thickness, GT. At GT cutoffs ranging from 0.10 to 0.50 average grade varies from 0.074 to 0.113 % eU3O8.

Width

At a GT cutoff of 0.25, the width of individual roll fronts varies from 30 to in excess of 200 feet with an average of approximately 80 feet.

Trend Length

PAR Claims, Sec 25-27 & 34-36 T34N R73W and Sec 1 & 2 T33N R73W

Drilling in Sections 26 and 34-36 is sufficient to define a mineralized trend along a trend length of approximately 34,600 feet within the B, C, D_1 and D_2 sands Trend lengths by sand units are B Sand 16,900; C Sand 9,600; D Sand 8,100 feet. The sand thickness of these zones is twenty to forty feet and they are separated by approximately thirty feet of mudstone. Mineralization ranges from 180 to 300 feet in depth depending on the sand unit and the surface elevation.

GL Claims Sec. 19 T34N R72W

Mineralization in Section 19, T34N, R72W, is limited to the southwest corner of the section. The hole spacing is located within approximately 100 feet along trend and 50 feet perpendicular to trend and mineralization appears continuous. Based on drilling, a total trend of approximately 12,300 feet can be projected for the B and C sand units with 3,100 feet of trend in the B sand and 9,200 feet in the C sand. Mineralization ranges from 180 to 290 feet in depth depending on the sand unit and the surface elevation.

L Claims Sections 14 and 23 T34N R73W

Current data does not define appreciable mineralization in Section 14 and 23, T34N, R73W. Historical data indicates the presence of mineralized trends on this property but at this time the historical data is not available.

Summary

As is typical for roll-front mineralization, grade, thickness, and width are expected to vary along the trend. The interpreted mineralized trend, shown on Figures 10 and 11 is based on drill data. Given the density of drill data and based on the continuity of each mineralized horizon, the mineral resource estimate, herein, meets the criteria as either measured or indicated mineral resources under the CIM Standards on Mineral Resources and Reserves depending on the continuity of each specific mineralized horizon.

SECTION 12 EXPLORATION

Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property. The relevant exploration data for the current property is the drill data as previously discussed and as represented graphically in the various figures of this report. This data demonstrates that mineralization is present on the property and defines its three dimensional location. The drill data is dominantly based on interpretation of downhole geophysical logs typically consisting of natural gamma, resistivity, and SP (Spontaneous Potential). Resistivity and SP were utilized for defining lithology and correlating the logs (Refer to Figures 6 through 9 for geologic cross sections). Geophysical logging was dominantly provided from a commercial vendor, Century Geophysical. Calibration of the logging trucks was routinely conducted at Department of Energy facilities. Data in the possession of EMC includes the original geophysical logs, a log interpretation calculation sheet for each drill hole, and a lithologic log for each drill hole.

The author has completed such training in the interpretation of geophysical logging data and received certification of same on November 19, 1976 from the Century Geophysical Corporation. The author reviewed the log interpretations from numerous drill holes. The data is considered reliable.

Also, include in EMC's database are the results of chemical analysis from 29 core holes including copies of commercial laboratory certificates. This data was reviewed and was the basis of the evaluation of equilibrium conditions provided in Section 20 of this report.

SECTION 13 DRILLING

Drilling was dominantly rotary drilling with only 29 core holes completed on the property for confirmation of radiometric equilibrium. Radiometric equilibrium is assumed for this property based on geologic factors and the available data and is discussed in Section 20.

The dip of the host formation is approximately 2-3 degrees to the northeast. Drilling was conducted vertically. Drift was measured by geophysical logging units and was random with maximum horizontal deviation less than 5 feet. This slight variation from vertical does not impact interpreted mineralized thickness nor does the slight variation in horizontal location impact the mineral resource estimate.

Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property.

SECTION 14 SAMPLING METHOD AND APPROACH

As previously discussed in Section 13, standard methods of the industry were utilized at the time of data collection. Original geophysical and lithologic logs, downhole drift surveys, and a listing of survey data for both the collar location is available for the majority of the drill holes. Core and/or drill samples are not available for review. The data for this project has been well preserved and is considered reliable.

SECTION 15 SAMPLE PREPARATION, ANALYSES, AND SECURITY

The radiometric data from geophysical logs was provided by an independent commercial vendor. Instrumentation used was calibrated at Department of Energy facilities designed and built for that purpose. Geophysical log interpretations were reviewed. The log interpretations followed standard methods and protocol.

Core and/or drill samples are not available, however, original lithologic logs and copies of commercial laboratory certificates for chemical analysis of cores are available.

SECTION 16 DATA VERIFICATION

The original radiometric drill data was available as a paper record. This data was input as electronic data via a spreadsheet into the computer programs utilized in the development of this report. Data entry was checked and confirmed. Drill hole locations were input from coordinate listings and plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps. Radiometric log interpretation was spot checked by the author for the higher grade intercepts and as previously discussed the historic log interpretation followed standard methods.

For ISL operations it is critical that the mineralization be below the water table. Existing hydrologic data was available from APS reports. To confirm this data on June 26, 2006, the author conducted field work on the site, inventorying existing wells and verifying current water levels. The principal well for the proposed ISL test site, OW9, was intact, however, other wells in the immediate vicinity had been plugged and abandoned. The current water level in OW9 was 127.6 feet below the ground surface. Past water level measurements from The Wyoming State Engineer's Office (SEO) include 125 feet measured on August 16, 1979 and 125.9 feet measured on July 7, 1988. Thus, water levels have remained essentially unchanged since the well was originally installed on the property.

SECTION 17 ADJACENT PROPERTIES

Mineralization is present on adjacent properties. The 1985 report by Malapai Resources proposed consolidation of properties within the vicinity (10 – 15 miles radius) into a large mining unit with the Peterson and Leuenberger projects as the central focus. In addition to the mineral properties described in this report, the following table lists the current EMC holdings within a 12 mile radius of the Peterson Uranium Project.

Area	No. Claims	Location	Approx, acreage
VR Claims	103	T35N R73W, T36N R73W, T34N R74W	1,520
HR claims	14	T34N R74W	290
SL claims	17	T34N R74W	330
Lease 0-40982	NA	T35N R75W	120
Lease 0-40981	NA	T35N R75W	640
Lease 0-40980	NA	T35N R74W	640
Lease 041005	NA	T35N R74W	120
Lease 040996	NA	T35N R73W	640
Lease 040997	NA	T35N R73W	640
Lease 040994	NA	T35N R73W	640
Total			5,580

EMC's holding in T34N, R74W encompass portions of Malapai's former Leuenberger project.

This report does not address these adjacent properties. Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property.

The author has no material interest in the subject property or adjacent properties.

SECTION 18 MINERAL PROCESSING AND METALLURGICAL TESTING

In 1984 Malapai Resources conducted physical testing on cores from the property and contracted Hazen Research Inc. to conduct leach studies for alkaline lixiviants. The results of this testing is contained in the historic report "1983-1984 Assessment Program, Peterson Project, Converse, county, Wyoming", January, 1985.

The physical core testing was performed by WAMCO Lab of Casper, Wyoming. Testing was performed on 57 individual samples from 15 separate core holes. Porsity in the sand units ranged from 11.2 to 36 %. Permeability ranged from 220 to 10,850 millidarcies.

Testing by Hazen utilized both agitation leaches and column leach testing with alkaline lixiviant in various concentrations ranging from 2 to 4 gm/l $NaHCO_3$. The report recommends a lixiviant concentration of 3 gm/l $NaHCO_3$. The agitation leach produced the highest recovery with recoveries as high as 95%. Column leach studies ranged from 63 to 91 %. Two samples tested contained carbonaceous material and recoveries of 18 and 21% were reported.

These test results indicate that the uranium mineral resources at the Peterson Uranium Project are leachable under alkaline conditions as is being employed by other inistu operations in the vicinity such as PRI's Highland operation. As this report is focused on mineral resources the reported results do not consider recovery in the reporting of mineral resources. As the Peterson Uranium Project moves towards development, a 43-101 mineral reserve report should be developed that, as a minimum, confirms previous metallurgical studies and investigations and confirms the results of previous hydrological investigations and studies including verification of pump test data and determination of current ground water levels and quality.

SECTION 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No economic evaluation of the mineralization described herein was completed. Thus, the estimate that follows is solely a mineral resource estimate. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Previous estimates assumed mining by insitu leach methods. The current estimate assumes ISL mining. Drill data demonstrates reasonable concentrations of mineralization and the location of mineralization is defined by drilling in three dimensions. The mineralization is shallow and limited portions may not be sufficiently below the water table to be feasible for ISL.

Although there is limited infrastructure at the site, the site is located only 10 miles northwest of Douglas, Wyoming. Portions of the property are crossed by Wyoming Highway 93. The proximity of the site to transportation will be beneficial with respect to transportation of equipment, supplies, personnel and products to and from the site. Malapai established two water wells as part of their hydrologic evaluation of the property. Electrical power and natural gas transmission lines are located within 10 miles of the site. Thus, the basic infrastructure necessary to support an ISL mining operation, power, water and transportation, is located within reasonable proximity of the site. Typically ISL mining operations will also require a disposal well for limited quantities of fluids that cannot be returned to the production aquifers. Commonly oil and gas wells within aquifers that have been or can be condemned for public use are utilized for such purposes. Although not investigated as part of this report, oil and gas wells, both abandoned and producing, are located in the immediate vicinity of the site and nearby ISL operations such as PRI's Smith Ranch and Highland mines have disposal wells.

With regard to the socioeconomic and political environment, Wyoming mines have produced over 200 million pounds of uranium from both conventional and ISL mine and mill operations. The state has ranked as the number one US producer of uranium since 1994. Current Wyoming uranium production is from ISL mining operations in the Powder River Basin located just north of the Peterson Uranium Project. Wyoming is generally favorable to mine developments provided established environmental regulations are met, refer to "Wyoming Politicians, Regulators Embrace Uranium Miners With Open Arms", Finch, 2006.

In order to conduct exploratory drilling of the property, EMC will be required to obtain permits (License to Explore) from the State of Wyoming Department of Environmental Quality and the BLM. Mine development will require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division. Mineral processing for uranium will require a source materials license from the US Nuclear Regulatory Commission. Wyoming rules and regulations regarding ISL and conventional mining of uranium have been in place for more that twenty years and state regulators are experienced with the permitting of new operations, regulation of active operations, and the regulatory processes related to decommissioning of operations. There are no pre-existing mining and/or mineral processing facilities or related wastes on the property which may encumber the property.

Uranium mining in Wyoming is subject to property and mineral severance taxation. Mineral severance tax for uranium was most recently addressed by Wyoming under House Bill 15 (HB 15): "Severance Tax – Uranium", 2003 General Session. In 1991 the Wyoming legislature enacted a severance tax break that exempted uranium production form all severance tax as long as the price of uranium remained below $17 per pound. HB 15 set the maximum severance tax on uranium production at 4% to be phased in at a rate of 1% for each increase in price of $2 per pound. At current uranium prices the 4% severance tax would apply. At the federal level profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium the percentage depletion tax credit is 22% among the highest for mineral commodities, IRS Pub. 535.

The following mineral resource estimates were completed by Douglas Beahm, PE, PG, Principal Engineer, BRS Inc.

<u>Assumptions</u>

1. Radiometric equilibrium was assumed; see Section 20.
2. A unit weight of 125 pounds per cubic foot or 16 cubic feet per ton was assumed, based on the author's experience working in operating mines in the Gas Hills within similar tertiary sandstone uranium mineralization where reserve estimates were routinely compared to actual production.

The mineralization is closely drilled, approximately fifty foot centers across the mineralized trends and one hundred to two hundred foot centers along the axis of the trends. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and the continuity of each mineralized horizon along the trends the mineral resource estimate meets the criteria as either measured or indicated mineral resources under the CIM Standards on Mineral Resources and Reserves. Mineral reserves are reported based on GT cutoffs of 0.1, 0.25 and 0.5. For reporting purposes the 0.25 cutoff is recommended and is thus highlighted in the mineral resource tabulations that follow.

<u>Methods</u>

<u>PAR Claims, Sec 25-27 & 34-36 T34N R73W and Sec 1 & 2 T33N, R73W</u>
<u>Including State of Wyoming Lease Section 36, T34N, R73W</u>

As shown on Figure 10, seven distinct mineralized trends are defined by drilling. These trends are within the B, C and D sands of the Fort Union Formation and are separated vertically and spatially. Separate mineral resource estimates were completed for each separate trend and within each host sand unit. Within the distinct mineralized zones, individual intercepts were combined to represent the GT for the hole within that zone. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was

calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed.

PAR CLAIMS

General Location	Sand	GT minimum	Pounds eU_3O_8	Average Grade % eU_3O_8	Tons	CIM Category
W1/2 S35	B	0.10	583,169	0.079	371,082	
		0.25	480,252	0.085	281,654	Measured
		0.50	328,818	0.105	156,389	
NW1/4S35	D	0.10	62,944	0.081	38,794	
		0.25	35,677	0.092	19,332	Indicated
		0.50	4,204	0.198	1,063	
S1/4 S35	D	0.10	266,548	0.080	166,141	
		0.25	200,611	0.086	115,980	Measured
		0.50	143,380	0.097	74,259	
S36	B	0.10	483,175	0.073	328,971	
		0.25	372,034	0.087	213,818	Measured
		0.50	234,107	0.106	110,561	
E1/2 S35	C	0.10	249,662	0.070	179,102	
		0.25	171,386	0.133	64,365	Indicated
		0.50	105,480	0.204	25,791	
S34	D	0.10	33,470	0.128	13,077	
		0.25	20,160	0.128	7,877	Indicated
		0.50	14,326	0.128	5,597	
S26	C	0.10	17,673	0.080	11,018	
		0.25	7,135	0.080	4,448	Indicated
		0.50	338	0.080	211	

<u>Summary of Measured and Indicated Mineral Resources – PAR claims</u>

CIM Category	**GT** Minimum	**Pounds** U_3O_8	**Average Grade** % U_3O_8	**Tons**
	0.1	1,332,892	0.077	866,194
Measured Mineral Resource	0.25	1,052,897	0.086	611,452
	0.5	706,305	0.104	341,209
	0.1	363,749	0.075	241,991
Indicated Mineral Resource	0.25	234,358	0.122	96,022
	0.5	124,348	0.190	32,662
	0.1	1,696,641	0.077	1,108,185
Measured and Indicated Mineral Resource	0.25	1,287,255	0.091	707,474
	0.5	830,653	0.111	373,871

GL Claims Sec. 19 T34N R72W

As shown on Figure 11, two distinct mineralized trends are defined by drilling. These trends are within the B and C sands of the Fort Union Formation and are separated vertically and spatially. Separate mineral resource estimates were completed for each separate trend and within each host sand unit. Within the distinct mineralized zones, individual intercepts were combined to represent the GT for the hole within that zone. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed.

GL CLAIMS

General Location	Sand	GT minimum	Pounds eU_3O_8	Average Grade % eU_3O_8	Tons	CIM Category
Sec24&19	B	0.10	49,044	0.068	35,847	
		0.25	27,506	0.098	13,973	Indicated
		0.50	7,695	0.238	1,616	
Sec24&19	C	0.10	807,549	0.069	581,954	
		0.25	523,440	0.092	284,108	Measured
		0.50	311,351	0.116	134,627	

Summary of Measured and Indicated Mineral Resources – GL Claims

CIM Category	**GT** Minimum	**Pounds** U_3O_8	**Average Grade** % U_3O_8	**Tons**
	0.10	807,549	0.069	581,954
Measured Mineral Resource	0.25	523,440	0.092	284,108
	0.50	311,351	0.116	134,627
	0.10	49,044	0.068	35,847
Indicated Mineral Resource	0.25	27,506	0.098	13,973
	0.50	7,695	0.238	1,616
	0.1	856,593	0.069	617,801
Measured & Indicated Mineral Resource	0.25	550,946	0.092	298,081
	0.5	319,046	0.117	136,243

L Claims Sections 14 and 23, T34N, R73W

There is insufficient data available at this time to complete a mineral resource estimate.

Summary of Estimated Mineral Resources

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground mineral resources. The 0.10 GT cutoff estimates were reported to assess the total mineral resource. The 0.25 cutoff is more appropriate for current insitu leach operations and is recommended for reporting purposes. Based on this recommendation the following measured and indicated mineral resources are estimated:

Measured and Indicated Mineral Resources

CIM Category	**GT** Minimum	**Pounds** U_3O_8	**Average Grade** % U_3O_8	**Tons**
	0.10	2,140,441	0.074	1,448,148
Measured Mineral Resource	0.25	1,576,337	0.088	895,560
	0.50	1,017,656	0.107	475,836
	0.10	412,793	0.074	277,838
Indicated Mineral Resource	0.25	261,864	0.119	109,995
	0.50	132,043	0.193	34,278
	0.1	2,553,234	0.074	1,725,986
Measured and Indicated Mineral Resource	0.25	1,838,201	0.091	1,005,555
	0.5	1,149,699	0.113	510,114

SECTION 20 OTHER RELEVANT DATA AND INFORMATION

Radiometric Equilibrium

The great majority of the data available for estimation of mineral resources is radiometric geophysical logging data from which the uranium content is interpreted. Radiometric equilibrium conditions may affect the grade and spatial location of uranium mineralization. Generally an equilibrium ratio (Radiometric $_eU_3O_8$ to Chemical U_3O_8) is assumed to be 1, i.e. equilibrium is assumed. For the Peterson Uranium Project data is available for the evaluation of radiometric equilibrium. Available chemical data from 29 core holes is summarized in the following table.

Hole #	Top	Thickness	GT Radiometric	GT Chemical	Equilibrium Ratio Radiometric : Chemical
Section 19					
301c	191.0	8.0	0.768	0.592	0.771
195c	193.5	6.5	0.228	0.259	1.136
54c	237.0	9.5	1.843	1.112	0.603
56c	153.0	12.0	0.780	0.528	0.677
122c	286.0	5.0	0.350	0.470	1.343
152c	240.0	6.5	0.221	0.308	1.394
152c	254.0	2.5	0.115	0.147	1.278
197c	264.5	6.5	6.754	7.798	1.155
209c	249.0	13.0	1.079	0.936	0.867
209c	264.5	2.5	0.133	0.145	1.094
234c	278.0	4.0	0.244	0.192	0.787
248c	260.0	10.0	0.670	0.650	0.970
269c	274.0	4.0	0.308	0.068	0.221
284c	273.0	10.0	1.430	1.510	1.056
Total Section 19			14.922	14.715	0.986
Section 24					
76c	242.0	5.5	0.517	0.348	0.673
76c	251.5	1.5	0.041	0.052	1.284
Total Section 24			0.558	0.400	0.717
Section 35					
290c	302.0	5.0	0.335	0.140	0.418
330c	136.0	3.0	0.078	0.077	0.987
335c	232.0	1.0	0.036	0.038	1.056
335c	238.0	1.0	0.114	0.064	0.561
335c	244.0	3.0	0.114	0.091	0.798
345c	136.0	5.0	0.285	0.250	0.877
345c	143.0	2.0	0.116	0.112	0.966
350c	149.0	7.0	0.462	0.504	1.091
360c	149.0	5.0	0.125	0.145	1.160
360c	161.5	6.0	0.228	0.270	1.184
517c	136.0	5.0	0.390	0.355	0.910
519c	234.0	13.0	0.351	0.637	1.815
520c	122.0	15.0	0.960	1.050	1.094
520c	143.0	12.0	0.660	0.660	1.000
Total Section 35			4.254	4.393	1.033
Section 36					
22c	156.0	9.0	0.495	0.639	1.291
25c	149.5	4.5	1.350	0.590	0.437
37c	136.0	2.5	0.123	0.108	0.882
37c	152.5	8.0	1.000	0.608	0.608
Total Section 36			2.968	1.945	0.655
Total All sections			22.701	21.453	0.945

Based solely on a comparison of total GT the sample assays demonstrate that the mineralization is generally in radiometric equilibrium. The equilibrium ratio varies by area with Section 36 showing the greatest apparent depletion and the adjacent Section 35 showing the greatest enrichment. Since numerical averages can be skewed by extremely high or extremely low values equilibrium data can also be evaluated statistically by methods such a linear regression. If a mineralization is in equilibrium the linear regression of chemical and radiometric values should yield a line with a slope of 1 and an intercept of 0. The following plot shows a linear regression comparison of the Peterson chemical and radiometric data. The Slope is 1.11 with and intercept of -0.11. This analysis would indicate a slight enrichment since the slope is greater than 1.


Equlibrium Plot of GT
Chemical GT
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0.000
0.000
5.000
10.000
15.000
20.000
Radiometric GT
Series1

In summary, given the level of available data an assumption of radiometric equilibrium is reasonable with respect to mineral resources. It is recommended that in the future assessment of mineral reserves additional data relative to radiometric equilibrium be developed and equilibrium be evaluated for each mineralized zone rather than for the mineralization as a whole.

<u>Water Levels</u>

1. For ISL operations it is critical that the mineralization be below the water table. Existing hydrologic data was available from APS reports. To confirm this data on June 26, 2006, the author conducted field work on the site, inventorying existing wells and verifying current water levels. The principal well for the proposed ISL test site, OW9, was intact, however, other wells in the immediate vicinity had been plugged and abandoned. The current water level in OW9 was 127.6 feet below the ground surface. Past water level measurements from The Wyoming State Engineer's Office (SEO) include 125 feet measured on August 16, 1979 and

125.9 feet measured on July 7, 1988. Thus, water levels have remained essentially unchanged since the well was originally installed on the property. As stated in the recommendations it is recommended that previous hydrological investigation and studies including verification of pump test data and determination of current ground water levels and quality be confirmed.

SECTION 21 INTERPRETATION AND CONCLUSIONS

This report summarizes the mineral resources within the property known as the Peterson Uranium Project and held via unpatented mining lode claims and State leases by Energy Metals Corporation. It was the objective of this report to complete the estimate of mineral resources, and that objective was met. The available data does define a mineralized trend specifically in the PAR and GL Claims in the upper sands of the Fort Union Formation. These mineralized trends are well defined by drilling and the mineral resource estimate meets the CIM definitions for either measured or indicated mineral resource depending on the continuity of each specific mineralized horizon. There is insufficient data available at this time to evaluate the L Claims.

SECTION 22 RECOMMENDATIONS

The following recommendations are appropriate as the property moves toward development.

2. Confirm previous metallurgical studies and investigations including the collection of additional core samples for testing.
3. Confirm previous hydrological investigation and studies including verification of pump test data and determination of current ground water levels and quality.
4. Complete a mineral reserve and economic feasibility study including preparation of a 43-101 compliant mineral reserve report.
5. For future assessments of mineral reserves additional data relative to radiometric equilibrium should be developed and equilibrium be evaluated for each mineralized zone rather than for the mineralization as a whole.
6. Historic data from the L claims should be obtained if possible. In the event such data is not available the area should be evaluated by drilling.
7. Determine the potential for developing the property as a satellite operation feeding existing facilities in the area and/or consolidating this property with other properties in the vicinity to support the capital investment of a new central processing facility.

SECTION 23 REFERENCES

Previous Reports:

Malapai Resource Company, November 1, 1985, “Introduction to the Peterson In Situ Uranium Project, Converse County, Wyoming”

Nuclear Assurance Corporation, March 1979, “Arizona Public Service Program, Peterson Project, Option Period Drill Program, Results and Recommendations”

Hazen research Inc., August 17, 1984, “In-situ Leach Simulations on Uranium Ores, Peterson Project, Converse County, Wyoming.

Malapai Resource Company, January, 1985 “1983-1984 Assessment Program, Peterson Project, Converse, County, Wyoming”.

Publication Cited:

Granger, H. C. and Warren, C. G. (USGS), 1979, “Zoning in the altered tongue with roll-type uranium deposits”, IAEA-SM-183/6.

Rackley, R. I., 1972, Environment of Wyoming Tertiary Uranium Deposits, AAPG Bulletin Vol. 56, No. 4.

Davis, James F., “Uranium Deposits of the Powder River Basin”, Contributions to Geology, Wyoming Uranium Issue, University of Wyoming, 1969.

Green, Gregory N., and Drouillard, Patricia H., 1994, The Digital Geologic Map of Wyoming in ARC/INFO Format: U. S. Geologic Survey Open-File Report 94-0425. (Original mapping by Love and Christiansen, 1985)

Finch, James, March 7, 2006, “Wyoming Politicians, Regulators Embrace Uranium Miners with Open Arms”, Stock Interview.com.

HB 15: Severance Tax – Uranium 2003 General Session, State of Wyoming, USA.

IRS, 2004, Publication 535, Business Expenses.

SECTION 24 CERTIFICATIONS

I Douglas L. Beahm, P.E., P.G., do hereby certify that:

1. I am the principal owner and president of BRS Inc., 1225 Market, Riverton, Wyoming 82501.
2. I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974.
3. I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon, and a licensed Professional Geologist in Wyoming.
4. I have worked as an engineer and a geologist for a total of 32 years.
5. I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
6. I am responsible for the preparation of the entire Technical Report entitled “Peterson Uranium Project”, Converse County, Wyoming prepared for Energy Metals Corporation and dated June 27, 2006.
7. I have prior working experience on the property as stated in the report.
8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that would affect the conclusions of this report that is not reflected in the Technical Report.
9. I am independent of the issuer applying all of the tests in NI 43-101.
10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

Signed and Sealed
June 27, 2006

Douglas L. Beahm

SECTION 25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

NOT APPLICABLE TO THIS PROPERTY

SECTION 26 ILLUSTRATIONS


T and R Lines
Major Highways
Railroads
Interstate
County Roads
Water Ways
PAR Boundary
GL Boundary
L Boundary
12,000
0
1,000
12,000
1 inch = 12,000 ft.
MONTANA
SHERIDAN
CROOK
PARK
BIG HORN
CAMPBELL
NORTH DAKOTA
JOHNSON
WASHAKIE
TETON
WESTON
HOT SPRINGS
IDAHO
CONVERSE
FREMONT
NATRONA
WYOMING
NIOBRARA
SUBLETTE
LINCOLN
SWEETWATER
CARBON
PLATTE
GOSHEN
NEBRASKA
UTAH
UINTA
ALBANY
LARAMIE
UTAH
COLORADO
T36NR73W
T36NR72W
T36NR71W
T36NR70W
T35NR73W
T35NR72W
T35NR71W
T35NR70W
T34NR75W
T34NR74W
T34NR73W
T34NR72W
T34NR71W
T34NR70W
T33NR75W
T33NR74W
T33NR73W
T33NR72W
T33NR71W
T33NR70W
RD 33
HW 93
HW 95
RD 26
HW 59
Burlington Northern RR
L Claims
GL Claims
PAR Claims
HY 93
RD 27
Glenrock
HY 20
Burlington Northern RR
North Plate River
RD 27
Abandoned RR
I-25
Old Douglas HY
Bixby Rd
I-25
Douglas
PETERSON URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING
LOCATION MAP
FIGURE 1
BRS ENGINEERING
LAST PLOT DATE: 6-21-2006
CAD FILENAME: Location Fig.dwg



PAR Claims
T and R Lines
Section Lines
Claim Block
11
STRONG G.T.
MODERATE G.T.
WEAK G.T.
TRACE & BARREN G.T.
Wyoming Mining Lease
Lease Number
Effective Date
0-40891
8/2/04
CI=20'
1000
0
500
1000
1 inch = 500 ft.
N
S
E
W
S27
S26
S34
S35
S36
S1
S2
S3
T 34 N
T 33 N
R 73 W
A NOTICE OF INTENT TO LOCATE HAS BEEN FILED IN THIS AREA
A NOTICE OF INTENT TO LOCATE HAS BEEN FILED IN THIS AREA
WY MINING LEASE SECTION 36
0-40891
8/2/04
B
B'
C
C'
D
D'
118
40
38
36
34
32
117
41
39
37
35
33
109
110
111
112
113
114
115
116
107
106
105
104
103
102
101
100
15A
15
13
11
9
7
5
3
1
18
108
89
88
87
54
53
52
51
17
16
14
12
10
8
6
4
2
55
57
59
61
63
65
67
69
71
73
75
77
79
56
58
60
62
64
66
68
70
72
74
76
78
80
95
93
86
85
84
83
82
81
PETERSON URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING
DRILL HOLE & CLAIM MAP-PAR
FIGURE 2
BRS ENGINEERING
ENERGYMETALS CORPORATION
REVISION DATE: None
LAST PLOT DATE: 6-15-2006
CAD FILENAME: POINT PAR and GL FIGS.dwg
NO.
DATE
BY
ISSUED FOR
REV.
DWG. NO.
SCALE: 1"=500'



T and R Lines
Section Lines
Claim Block
11
STRONG G.T.
MODERATE G.T.
WEAK G.T.
TRACE & BARREN G.T.
35-717
35-715
35-661
35-78
1000
0
500
1000
1 inch = 500 ft.
N
E
S
W
S14
S13
T 34 N
R 73 W
T 34 N
R 72 W
L Claims
GL Claims
S19
S23
S24
S25
S26
S30
PAR Claims
A NOTICE OF INTENT TO LOCATE HAS BEEN FILED IN THIS AREA
A
A'

DRILL HOLE & CLAIM MAP – GL

PETERSON URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING

NO.	REVISION DATE: None	DATE	BY	ISSUED FOR	DATE	BY

LAST PLOT DATE: 6-15-2006
CAD FILENAME: DRILL PAR and GL FIGS.dwg

ENERGYMETALS CORPORATION
BRS ENGINEERING

SCALE: 1"500'
DRAWN BY: ACA
CHECKED:
APPROVED:
DATE
DWG. NO.
FIGURE 3
REV.


Key to Geologic Formations
Quaternary alluvium Qa
Quaternary Dune Sand and Loess Qs
Wasatch Formation Tw
Fort Union Formation: Lebo Member Tfl
Fort Union Formation: Tullock Member Tft
White River Formation Twr
Lance Formation Kl
Fox Hills Sandstone Kfh
Mesaverde Group Kmv
Cody Shale Kc
Frontier Formation Kf
Cloverly and Morrison Formations KJ
Sundance Formation Js
12,000 0 1,000 12,000
1 inch = 12,000 ft.
N S E W
Note: Geological data from SDVC and Love and Christiansen 1985 Geologic Map
T and R Lines
Interstate
Major Highways
County Roads
Railroads
Claim Blocks and Lease
Water Ways
T36NR73W
T36NR72W
T36NR71W
T36NR70W
T35NR75W
T35NR74W
T35NR73W
T35NR72W
T35NR71W
T35NR70W
T34NR75W
T34NR74W
T34NR73W
T34NR72W
T34NR71W
T34NR70W
T33NR75W
T33NR74W
T33NR73W
T33NR72W
T33NR71W
T33NR70W
RD 33
HW 93
HW 95
HY 93
HW 59
HY 20
RD 26
RD 27
I-25
Bixby Rd
Old Douglas HY
Burlington Northern RR
Abandoned RR
L Claims
GL Claims
PAR Claims
Lease 0-40891
Glenrock
North Plate River
Douglas
GEOLOGIC MAP
PETERSON URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING
FIGURE 4
REVISION DATE: None
LAST PLOT DATE: 6-21-2006
CAD FILENAME: Geology Fig .dwg
BRS ENGINEERING
ENERGY METALS

FIGURE 5

CONCEPTUAL MODEL OF URANIUM ROLL FRONT DEPOSIT AS APPLIED TO THE PETERSON URANIUM PROJECT

EXAMPLE HOLE 19-75 | EXAMPLE HOLE 19-77 | EXAMPLE HOLES 19-90


Semi-permeable Rocks
Permeable Rocks
Oxidized Core
Regionally Reduced
Roll Front
Groundwater Flow
Semi-permeable Rocks

Barren Interior	Ore Zone	Protore Zone
Strong Alteration	193' – 6.5' - .082 eU_3O_8	Unaltered Sandstone
Thin, Weak, Mineralization	(Top Depth – Thickness – Grade)	Thick, Low Grade Mineralization

These examples drill holes are shown along with other drill holes on Figure 6, Cross Section A-A'. Mineralization is present in the "B" sand. The total distance spanned by these three holes is approximately 180 feet. Both holes 19-75 and 19-90 contained less than 0.03 % eU_3O_8. Hole 19-75 contains thin weak mineralization and the sandstone is altered. Hole 19-90 contains thick low grade mineralization and the sandstone is unaltered or weakly altered. Hole 19-77 is at or near the mineralized front and has a GT of 0.53.



A
VIEW TO THE NE
A'
B SAND
C SAND
200'
280'
HOLE # 19-79
BARREN
HOLE # 19-45
TD=300'
ORE ZONE-
259'-11.5'-0.228 eU308
SUM GT-2.622
HOLE # 19-78
TD=300'
ORE ZONE-
268.5'-4.0'-0.077 eU308
SUM GT-0.308
HOLE # 19-34
BARREN
HOLE # 19-23
BARREN
HOLE # 19-75
BARREN
HOLE # 19-77
TD=240'
ORE ZONE-
193'-6.5'-0.082eU308
SUM GT-0.533
HOLE # 19-90
BARREN
HOLE # 19-160
BARREN
HOLE # 19-16
BARREN
HOLE # 19-159
BARREN
HOLE # 19-182
TD=220'
ORE ZONE-
180.5'-5.5'-0.064eU308
SUM GT-0.352
HOLE # 19-190
BARREN
HOLE # 19-29
BARREN
HOLE # 19-37
BARREN
HOLE # 19-52
TD=280'
ORE ZONE-
235'-4.0'-0.091eU308
SUM GT-0.362
HOLE # 19-50
TD=280'
ORE ZONE-
238'-4.0'-0.270eU308
SUM GT-1.08
HOLE # 19-54
TD=280'
ORE ZONE-
233.5'-13.0'-0.091eU308
SUM GT-1.183
HOLE # 19-43
BARREN

B SAND

C SAND

TD- TOTAL DEPTH OF HOLE

ORE ZONE- 235'(TOP OF ORE ZONE) - 4.0'(THICKNESS OF ORE ZONE) - 0.91eU308(RADIALMETRIC EQUIVALENT U308)

SUM GT- SUMATION OF GRADE THICKNESS PRODUCT

40 0 20 40

1 inch = 20 ft. Horiz.
1 inch = 50 ft. Vertical

N S W E

NO.	REVISION DATE: NONE	DATE	BY	ISSUED FOR	DATE	BY

LAST PLOT DATE: 6-21-2006
CAD FILENAME: POINT AND CLAIM PAR AND GL FIGS

ENERGY METALS CORPORATION

BRS ENGINEERING

PETERSON URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING

CROSS SECTION A - A' GL CLAIMS

SCALE: HORIZ-1"=20' VERT-1"=50'
DRAWN BY: ACA
CHECKED:
APPROVED:
DATE
DWG. NO. FIGURE 6
REV.



VIEW TO THE N
B
B'
34-73-35-91
VAC 35-731
34-73-35-94
34-73-35-110
34-73-35-200
34-73-35-83
34-73-35-201
34-73-35-85
34-73-35-202
34-73-35-96
B SAND
C SAND
D SAND
HOLE # 35-91
BARREN
HOLE # 35-731
BARREN
HOLE # 35-94
BARREN
HOLE # 35-110
TD=240'
ORE ZONE–
211.5'–5.5–..034eU308
SUM GT–0.187
HOLE # 35-200
TD=260'
ORE ZONE–
225.0'–7.0–.040eU308
SUM GT–0.280
HOLE # 35-83
BARREN
HOLE # 35-201
BARREN
HOLE # 35-85
TD=260'
ORE ZONE–
207'–4.0'–0.038eU308
GT–0.152
225'–4.0'–0.040eU308
GT–0.160
231.5'–4.0'–0.055eU308
GT–0.220
SUM GT–0.532
HOLE # 35-202
BARREN
HOLE # 35-96
BARREN
B SAND
C SAND
D SAND
TD– TOTAL DEPTH OF HOLE
ORE ZONE– 235'(TOP OF ORE ZONE) – 4.0'(THICKNESS OF ORE ZONE) – 0.91eU308(RADIALMETRIC EQUIVALENT U308)
SUM GT– SUBMATION OF GRADE THICKNESS PRODUCT
40 0 20 40
1 inch = 20 ft. Horiz.
1 inch = 50 ft. Vertical
N
E
S
W

CROSS SECTION B–B' PAR CLAIMS

FIGURE 7

PETERSON URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING

SCALE: HORIZ–1"=20' VERT–1"=50'
DRAWN BY: ACA
CHECKED:
APPROVED:
DATE
DWG. NO.
REV.

NO. | REVISION DATE: NONE | DATE | BY | ISSUED FOR | DATE | BY

LAST PLOT DATE: 6-21-2006
CAD FILENAME: POINT AND CLAIM PAR AND GL FIGS

ENERGYMETALS CORPORATION
BRS ENGINEERING

C VIEW TO THE E C'


280°
280°
Hole # NAC 36-188
Hole # NAC 36-173
Hole # NAC 36-197
Hole # NAC 36-181
Hole # NAC 36-176
Hole # NAC 36-182
Hole # NAC 36-174

HOLE # 36-194
BARREN

HOLE # 36-188
TD=200'
ORE ZONE-
151.0'-4.0'-.044eU308
SUM GT-0.176

HOLE # 36-108
TD=213'
ORE ZONE-
140.0'-8.5'-0.046eU308
SUM GT-0.391

HOLE # 36-103
TD=177'
ORE ZONE-
142.5'-13.5'-0.080eU308
SUM GT-1.080

HOLE # 36-104
TD=197'
ORE ZONE-
153.5'-4.0'-0.038eU308
SUM GT-0.152

HOLE # 36-99
TD=193'
ORE ZONE-
154.5'-4.0'-0.057eU308
SUM GT-0.228

HOLE # 36-173
BARREN

HOLE # 36-197
BARREN

HOLE # 36-149
TD=198'
ORE ZONE-
147.5'-4.0'-0.053eU308
GT-0.212
154.0'-4.0'-0.087eU308
GT-0.348
170.5'-4.0'-0.129eU308
GT-0.516
SUM GT-1.076

HOLE # 36-156
TD=196'
ORE ZONE-
158'-5.5'-0.237eU308
GT-0.237
144'-4.0'-0.077eU308
SUM GT-0.545

HOLE # 36-181
TD=187'
ORE ZONE-
169.6'-4.0'-0.038eU308
GT-0.152
157.6'-4.0'-0.090eU308
GT-0.360
SUM GT-0.512

HOLE # 36-176
TD=197'
ORE ZONE-
172.1'-4.0'-0.071eU308
SUM GT-0.284

HOLE # 36-182
BARREN

B SAND

TD- TOTAL DEPTH OF HOLE

ORE ZONE- 235'(TOP OF ORE ZONE) - 4.0'(THICKNESS OF ORE ZONE) - 0.91eU308(RADIALMETRIC EQUIVALENT U308)

SUM GT- SUBMATION OF GRADE THICKNESS PRODUCT

40 0 20 40

1 inch = 20 ft. Horiz.
1 inch = 50 ft. Vertical

N W E S

CROSS SECTION C-C' PAR CLAIMS

SCALE: HORIZ-1"=20' VERT-1"=50'
DRAWN BY: ACA
CHECKED:
APPROVED:
DATE
DWG. NO. FIGURE 8
REV.

PETERSON URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING

NO.	REVISION DATE: NONE	DATE	BY	ISSUED FOR	DATE	BY

LAST PLOT DATE: 6-21-2006
CAD FILENAME: POINT AND CLAIM PAR AND GL FIGS

ENERGY METALS CORPORATION

BRS ENGINEERING

D VIEW TO THE E D



34-73-35-511
34-73-35-504
34-73-35-143
34-73-35-138
34-73-35-502
34-73-35-147
34-73-35-501
34-73-35-144
34-73-35-497
34-73-35-500
35-508
D SAND
D SAND
D SAND

HOLE # 35–511
BARREN

HOLE # 35–504
TD=217'
ORE ZONE–
144.0'–4.0',–0.097eU308
GT–0.388
164.5'–5.0'–0.112eU308
GT–0.666
SUM GT–0.948
SUM GT–1.183

HOLE # 35–143
TD=200'
ORE ZONE–
140'–4.5',–0.067eU308
GT–0.302
170'–4.0'–0.120eU308
GT–0.480
SUM GT–0.782

HOLE # 35–138
TD=198'
ORE ZONE–
165'–4.0',–0.084eU308
SUM GT–0.336

HOLE # 35–502
TD=177'
ORE ZONE–
159.0'–4.0',–0.059eU308
SUM GT–0.236

HOLE # 35–147
TD=198'
ORE ZONE–
155.0'–4.5',–0.045eU308
SUM GT–0.203

HOLE # 35–501
BARREN

HOLE # 35–144
BARREN

HOLE # 35–497
BARREN

HOLE # 35–500
BARREN

HOLE # 35–508
BARREN

D SAND

TD– TOTAL DEPTH OF HOLE

ORE ZONE– 235'(TOP OF ORE ZONE) – 4.0'(THICKNESS OF ORE ZONE) – 0.91eU308(RADIALMETRIC EQUIVALENT U308)

SUM GT– SUBMATION OF GRADE THICKNESS PRODUCT

40 0 20 40

1 inch = 20 ft. Horiz.
1 inch = 50 ft. Vertical

N S W E

NO.	REVISION DATE: NONE	DATE	BY	ISSUED FOR	DATE	BY

LAST PLOT DATE: 6–21–2006
CAD FILENAME: POINT AND CLAIM PAR AND GL FIGS

ENERGYMETALS CORPORATION

BRS ENGINEERING

PETERSON URANIUM PROJECT
43–101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING

CROSS SECTION D–D PAR CLAIMS

DWG. NO. FIGURE 9

REV.

SCALE: HORIZ–1"=20' VERT–1"=50'
DRAWN BY: ACA
CHECKED:
APPROVED:
DATE


PAR Claims
GT RANGE
Color | Range Beg. | Range End
0.00 0.10
0.10 0.20
0.20 0.25
0.25 0.30
0.30 0.40
0.40 0.50
0.50 0.60
0.60 0.70
0.70 0.80
0.80 0.90
0.90 1.00
1.00 2.00
2.00 3.00
3.00 5.00
5.00 7.00
7.00 9.00
T and R Lines
Section Lines
Claim Block
CLAIM #
11
STRONG G.T.
MODERATE G.T.
WEAK G.T.
TRACE & BARREN G.T.
Wyoming Mining Lease
Lease Number
Effective Date
0-40891
8/2/04
CI=20'
1000 0 500 1000
1 inch = 500 ft.
N S E W
S27
S26
C SAND
A NOTICE OF INTENT TO LOCATE HAS BEEN FILED IN THIS AREA
D SAND
B SAND
0-40891
8/2/04
R 73 W
S34
S35
S36
C SAND
B SAND
D SAND
A NOTICE OF INTENT TO LOCATE HAS BEEN FILED IN THIS AREA
T 34 N
T 33 N
S3
S2
S1
B B' C C' D D'
PETERSON URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING
PAR Ore Trends
FIGURE 10
BRS ENGINEERING
ENERGYMETALS CORPORATION
REVISION DATE: None
LAST PLOT DATE: 6-21-2006
CAD FILENAME: TREND PAR and GL FIGS.dwg


S14
T 34 N
T 34 N
R 73 W
R 72 W
GT RANGE
Color
Range Beg.
Range End
0.00 0.10
0.10 0.20
0.20 0.25
0.25 0.30
0.30 0.40
0.40 0.50
0.50 0.60
0.60 0.70
0.70 0.80
0.80 0.90
0.90 1.00
1.00 2.00
2.00 3.00
3.00 5.00
5.00 7.00
7.00 9.00
T and R Lines
Section Lines
Claim Block
CLAIM #
STRONG G.T.
MODERATE G.T.
WEAK G.T.
TRACE & BARREN G.T.
1000 0 500 1000
1 inch = 500 ft.
L Claims
GL Claims
S23
S24
S19
C SAND
B SAND
A
A'
A NOTICE OF INTENT TO LOCATE HAS BEEN FILED IN THIS AREA
PAR Claims
S26
S30
25
PETERSON URANIUM PROJECT
43-101 MINERAL RESOURCES REPORT
CONVERSE COUNTY, WYOMING
LAST PLOT DATE: 6-21-2006
CAD FILENAME: TREND PAR and GL FIGS.dwg
ENERGYMETALS
BRS ENGINEERING
GL Ore Trends
FIGURE 11